Amendment No. 1 to Credit Terms and Condition
                     and Commitment Letter Attached Thereto


This Amendment No. 1 dated as of October 1, 1997 ("Amendment") amends that certain Credit Terms and Conditions ("Credit Agreement") dated July 21, 1997 by and between Imperial Bank ("Bank") and USFG/DHRG LP No. 2, Inc. ("Borrower"), the Commitment Letter dated July 21, 1997 attached thereto (the "July Commitment"), the Commitment Letter dated June 27, 1997 attached thereto (the "June Commitment") (collectively herein the Credit Agreement and the Commitments are referred to as the "Agreement") as follows:

1.   The following is hereby added as Section B.10 of the Credit Agreement:

          "10. Prepayment. Upon the completion of the Borrower's public offering scheduled to close on October 3, 1997, prepay the loans from Borrower to Bank by at least $750,000."

2.   The following is hereby added as Section B.11 of the Credit Agreement:

          "11. Pledged Securities Equity. Pledge to, and maintain with Bank those securities in Diversified Human Resources Group Inc. (also known as Diversified Corporate Resources, Inc.) pledged by Borrower pursuant to a General Security Agreement executed by Borrower on July 9, 1997 and a General Security Agreement executed by Borrower on July 22, 1997 ("Eligible Securities"), with the fair market value (as determined by the closing price on the applicable market as shown in the Wall Street Journal for the previous day) at all times equal to or exceeding two times the outstanding principal balance of all loans from Bank to Borrower (the "Minimum
     Equity"); provided that the minimum number of shares of the Eligible Securities pledge to the Bank shall never be less than 1 share for each $5.00 of the principal of the loans outstanding from the Bank to the Borrower. If at any time the aggregate fair market value of the Eligible Securities pledged to Bank is less than the Minimum Equity, Borrower agrees to pledge additional Eligible Securities to Bank to make up any such deficiency. If such additional Eligible Securities are not added within five (5) business days after Borrower's receipt of written notice from Bank of such deficiency, Bank shall have the option of causing to become immediately due and payable, regardless of their stated terms (any cure periods allowed upon the occurrence of a default pursuant to the terms and conditions of the Credit Agreement or either Security Agreement shall not apply to Borrower's obligations under this Section B.11), the portion of the loans from the Bank to the Borrower outstanding as will cause the aggregate fair market value of the Eligible Securities to bear the same relationship to outstanding principal of the loans as the Minimum Equity set forth above. Upon receipt of at least the minimum pay down, Bank will return excess shares held as collateral. Said return will be performed on a timely basis."


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3.   The following is hereby added as Section B.12 of the Credit Agreement.

          "12. Interest Reserve. Pledge to, and maintain with Bank a demand deposit account in an amount at least equal to the interest due on all loans from the Bank until the maturity of such loans of July 8, 1998."

4. Except as provided above, the Agreement remains unchanged and the parties hereby confirm that the Agreement as herein amended is in full force and effect.

The parties hereto have executed this Amendment the date first written above.


Imperial Bank



By:
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Title:
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USFG-DHRG L.P. No. 2, Inc.



By:
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Title:
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